SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              to

COMMISSION FILE NUMBER 000-50129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON HIGHLAND GROUP, INC.

622 Third Avenue, New York, New York 10017

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Administrator of the

Hudson Highland Group, Inc. 401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and the nine months ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 and for the nine months ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

June 13, 2005

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Assets:
Investments:
Mutual funds	$34,869,978	$30,383,139
Common/Collective trusts	7,418,404	7,176,584
Monster Worldwide, Inc. common stock	6,289,870	4,986,633
Self-directed brokerage accounts	4,170,099	4,892,139
Hudson Highland Group, Inc. common stock	2,148,840	524,657
Member loans	526,862	579,249

Investments, at fair value	55,424,053	48,542,401
Receivables:
Employer match receivable	1,563,009	1,057,953
Members’ contributions receivable	77,445	50,036
Member loan interest receivable	209	492
Employer contribution receivable	—	1,722
Dividends receivable	6,743	7,950

Total receivables	1,647,406	1,118,153

Total assets	57,071,459	49,660,554
Liabilities:
Accrued Expenses	70,421	22,461

Net assets available for benefits	$57,001,038	$49,638,093

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2004	Nine Months Ended December 31, 2003
Additions

Investment income:
Interest and dividend income	$642,074	$376,855
Net appreciation in fair value of investments	6,364,569	8,714,682

Total investment income	7,006,643	9,091,537

Contributions:

Members	5,547,427	3,454,782
Employer	1,563,134	1,041,780
Transfer in of members’ balances and rollovers	1,128,709	42,916,636

Total contributions	8,239,270	47,413,198

Total additions	15,245,913	56,504,735

Deductions

Attributed to:
Benefits paid to members	7,713,654	6,802,447
Administrative expenses	169,314	64,195

Total deductions	7,882,968	6,866,642

Net increase	7,362,945	49,638,093
Net assets available for benefits, beginning of period	49,638,093	—
Net assets available for benefits, end of period	$57,001,038	$49,638,093

The accompanying notes are an integral part of these financial statements

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participating members (“members”) should refer to the Summary Plan Description (the “SPD”) for a more complete description of the Plan’s provisions. The Plan was adopted as of April 1, 2003 (the “Effective Date”) by the Board of Directors of Hudson Highland Group, Inc. (the “Company”) for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan was established on the Effective Date immediately following the pro rata distribution of all of the outstanding shares of the Company’s common stock to the stockholders of TMP Worldwide Inc. (“TMP”). Effective on April 1, 2003, the Company became a separate publicly held corporation. Prior to this date, the Company had been a wholly-owned subsidiary of TMP. Effective May 1, 2003, TMP changed its name to Monster Worldwide, Inc. (“Monster”).

The Plan is a defined contribution plan available to U.S. employees of the Company and certain of its participating subsidiaries. All regular full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, or (3) any “leased employee” as defined in Section 414(n) of the Code, are eligible to participate in the plan the 1st of the month following 3 months of service. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company is the Plan Administrator of the Plan. The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the “Committee”).

Contributions

A member may elect to contribute up to 15% of annual compensation. A member who is a highly compensated employee may be limited to less than the 15% maximum contribution amount due to Internal Revenue Code (the “Code”) regulations. For 2004 and 2003, the annual limit on before-tax contributions was $13,000 and $12,000, respectively.

As of January 1, 2004, the Company may make matching contributions at the end of each plan year to each member’s account in an amount equal to 50% of a member’s salary reduction contributions for the plan year, taking into account salary reduction contributions between 1% and 6% of a member’s eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. On March 28, 2005, the Company issued 94,958 shares of its common stock as its matching contribution. The maximum amount of shares that may be issued pursuant to the plan is 1,000,000 shares.

The Company may make profit sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes.

JMT Acquisition

On June 1, 2004, the Company acquired JMT Financial Partners, LLC (“JMT”), and the Company employed all JMT employees and agreed to recognize their service with JMT for purposes of their eligibility and vesting under the Plan. The JMT Financial Partners 401(k) Plan was merged into the Plan effective November 1, 2004.

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Members’ Accounts

Each member’s account is credited with the elective contributions made by the member and employer matching and profit-sharing contributions for which that member is eligible. Except for employer matching contributions, which are invested in shares of Company stock, the participating members direct the investment of the contributions credited to their account into one or more of the investment funds, which have been made available to them. Each member’s account will be credited with its share of net investment earnings of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member’s vested account. The plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until the fifth year of employment when they are 100% vested in the Company’s matching and profit-sharing contributions. If the employee was previously employed by Monster, vesting credit is given for employment during those periods. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than 5 years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member’s accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. In the event a loan is not repaid, the Committee will cause the Trustee to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan.

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member’s beneficiary may elect to receive (1) a lump sum amount equal to the value of the member’s vested interest in his or her account, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member’s life expectancy or the joint life expectancies of the member and the member’s beneficiary, or (3) an annuity payable over the life of the member or the joint lives of the member and his or her spouse. Members may also elect to defer distributions subject to certain conditions.

Forfeitures

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than death or disability shall forfeit his or her non-vested Company contributions. Forfeited amounts may be applied against reasonable Company expenses and any remaining balances may be used to reduce subsequent Company contributions. In the event the member is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of the member’s Company contributions shall be restored to the member’s account. Forfeitures for the year ended December 31, 2004 and the nine months ended December 31, 2003 were $169,689 and $15,806, respectively. During the year ended December 31, 2004 and the nine months ended December 31, 2003, $127,580 and $3,182 of forfeitures were used to pay for Plan expenses, respectively.

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Expenses

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. The Company pays trustee fees and other expenses of administering the Plan, net of member forfeitures.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Investments

All of the funds contributed are held by the Plan’s Trust and are invested by the Trustee in investment funds in accordance with the member’s instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

Investments are stated at fair value, which is determined by reference to quoted market prices, except for member loans, which are stated at cost plus accrued interest, which approximates their fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The statement of changes in net assets available for benefits presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

Benefits are recorded when paid.

NOTE 3. TAX STATUS

The Plan is subject to the provisions of ERISA, as amended. The Plan has requested a determination letter from the Internal Revenue Service; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4. PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all members of the Plan would become fully vested in the amounts in their accounts.

NOTE 5. TRUSTEE AND CUSTODIAN

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

NOTE 6. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. As of December 31, 2003, the Plan has recorded an employer contribution receivable of $1,722, as a result of non-discrimination testing related to the 2003 plan year.

NOTE 7. INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits.

	December 31,
	2004	2003
Schwab S&P 500 Investment Fund	$7,758,361	$7,200,510
Third Avenue Value Shares	$7,625,744	$5,770,970
Schwab Stable Value Fund	$6,928,177	$6,929,219
Monster Worldwide, Inc. common stock	$6,289,870	$4,986,633
Jenson Portfolio	$5,253,179	$5,025,515
American Century International Growth Fund	$4,326,537	$3,528,191
Oakmark Fund – Harris Associates Investment Trust	$4,163,875	$3,814,486
PIMCO Total Return Fund Class D	$—	$3,014,335

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31, 2004	Nine Months Ended December 31, 2003
Mutual funds	$3,421,629	$5,432,742
Monster Worldwide, Inc. common stock	2,233,639	2,121,191
Hudson Highland Group, Inc. common stock	373,484	146,497
Common/Collective Trusts	296,104	212,936
Self-directed brokerage accounts	39,713	801,316

Net appreciation in fair value of investments	$6,364,569	$8,714,682

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

As of December 31, 2004

EIN: 59-3547281                            Plan 001

(a)	(b)	( c )	(d)	(e)
	Identity of issuer or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Fair value
*	Schwab S&P 500 Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	$7,758,361
	Third Avenue Value Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	7,625,744
	Jenson Portfolio	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	5,253,179
	American Century International Growth Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,326,537
	Oakmark Fund – Harris Associates Investment Trust	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,163,875
	PIMCO Total Return Fund Class D	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	2,794,519
	Oakmark Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	2,390,890
	AIM Mid Cap Core Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	556,873

	Mutual funds			34,869,978
*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	6,928,177
*	Schwab Managed Retirement 2040	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	147,797
*	Schwab Managed Retirement 2020	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	142,662
*	Schwab Managed Retirement 2030	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	139,326
*	Schwab Managed Retirement 2010	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	60,442

	Common/Collective Trusts			7,418,404
	Monster Worldwide, Inc. common stock	Common stock, par value $.001. There is no maturity date, rate of interest, collateral or maturity value.	**	6,289,870
*	Hudson Highland Group, Inc. common stock	Common stock, par value $.001. There is no maturity date, rate of interest, collateral or maturity value.	**	2,148,840

	Securities			8,438,710
	Self-directed brokerage accounts	Member directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,170,099
*	Member Loans	Interest rates ranging from 4.0% to 10.75%, maturing over 5 years	**	$526,862

	Investments at fair value			$55,424,053

*	A party-in-interest as defined by ERISA
**	Cost information is not required to be disclosed for member directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Highland Group, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Highland Group, Inc. 401(k) Savings Plan

(Name of Plan)

By:	/s/ Margaretta R. Noonan
Margaretta R. Noonan Executive Vice President and Chief Administrative Officer Hudson Highland Group, Inc.

Date: June 17, 2005

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm